SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 2, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   September 2, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - September 02, 2009

Tanzanian Royalty Announces Appointment of New President

James E. Sinclair, Chairman and CEO of Tanzanian Royalty Exploration Corporation, is pleased to announce the appointment of Joseph Kahama to the position of President.  Mr. Kahama succeeds John Deane who has resigned as President and as a member of the Board of Directors. The Company wishes to thank Mr. Deane for his long service and wishes him well in his future endeavours.

Prior to his appointment as President of Tanzanian Royalty Exploration, Mr. Kahama served as a Senior Vice President and Director of the corporation since 2007.

Mr. Kahama is a Tanzanian national.  He concurrently serves as the President of Tanzania American International Development Corporation 2000 Limited (TANZAM), a wholly-owned subsidiary of Tanzanian Royalty. He has also served as a Director of TANZAM for a period of 16 years. In addition, Mr. Kahama serves as a Director of Tancan Mining Corporation.

In his capacity as the most senior political officer of Tanzanian Royalty, Mr. Kahama was responsible for introducing the corporation to The People's Republic of China. The company’s Mining Option and Royalty Agreement with the Beijing Songshanheli Mining Investment Company signed in February 2009 was greatly a product of his efforts.

Mr. Kahama is also Vice-President of the China-Africa Business Council (Tanzania Chapter), a post that he has held since 2006.  In 2007 he was appointed by the Chairman of the Tanzania National Business Council (TNBC) to be a member of the Local Investors Business Roundtable of the TNBC.

At the Tanzania Chamber of Minerals and Energy, Mr. Kahama is a Councillor.  In this capacity, he has represented the company and its two Tanzanian subsidiaries since 1999.

Mr. Kahama is the author of "Sir George": A Thematic History of His Fifty Years of Public Service," a 248 page book that is currently being printed in China by the China Foreign Languages Press.

"In the coming years, the company expects to develop a much closer working relationship with its royalty  partners as they endeavour to advance projects through the exploration phase to commercial production," Sinclair said.  "Our business profile in China, a major consumer of industrial commodities, is certain to grow as the value of our mineral assets in Tanzania, becomes more apparent," he added.

Mr. Riaan van der Westhuizen has been appointed Senior Vice President of Tanzanian Royalty Exploration.  A specialist in Micromine, a 3D geology exploration and modeling software package, he brings with him the experience and knowledge of nine other African countries.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.